UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 23, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated October 22, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Financial Result of the Bank for the second quarter and half year ended September 30, 2019.

Exhibit I

October 22, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Audited Financial Results of the Bank for the quarter and half year ended September 30, 2019

We enclose herewith the Audited Standalone and Consolidated Financial Results of the Bank for the second quarter and half year ended September 30, 2019, segment reporting, Press Release and the report of the Statutory Auditor in this regard. The results were duly approved by the Board of Directors at its meeting held on October 19, 2019.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President- Legal & Company Secretary

Encl: As above

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2019

							(₹ in lacs)
		Quarter ended			Half year ended		Year ended 31.03.2019
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018
	Particulars	Audited (Refer note 5)	Unaudited	Unaudited	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2816628	2739159	2419956	5555787	4674854	9897205
	a) Interest / discount on advances / bills	2251398	2180469	1882768	4431867	3621841	7754419
	b) Income on Investments	509169	524779	504224	1033948	963153	1999746
	c) Interest on balances with Reserve Bank of India and other inter bank funds	41642	17520	9358	59162	42596	63570
	d) Others	14419	16391	23606	30810	47264	79470
2	Other Income	558872	497025	401559	1055897	783365	1762587
3	Total Income (1)+(2)	3375500	3236184	2821515	6611684	5458219	11659792
4	Interest Expended	1465124	1409734	1243615	2874858	2417156	5072883
5	Operating Expenses (i)+(ii)	740568	711726	629905	1452294	1228293	2611937
	i) Employees cost	235507	221738	190921	457245	371972	776176
	ii) Other operating expenses	505061	489988	438984	995049	856321	1835761
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2205692	2121460	1873520	4327152	3645449	7684820
7	Operating Profit before Provisions and Contingencies (3)-(6)	1169808	1114724	947995	2284532	1812770	3974972
8	Provisions (other than tax) and Contingencies	270068	261366	181996	531434	344933	755008
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	899740	853358	765999	1753098	1467837	3219964
11	Tax Expense	265241	296542	265426	561783	507120	1112150
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	634499	556816	500573	1191315	960717	2107814
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	634499	556816	500573	1191315	960717	2107814
15	Paid up equity share capital (Face Value of ₹1/- each)	54708	54656	54344	54708	54344	54466
16	Reserves excluding revaluation reserves						14866166
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.5%	16.9%	17.1%	17.5%	17.1%	17.1%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	11.6	10.2	9.4	21.8	18.2	39.3
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	11.5	10.1	9.3	21.6	18.0	39.0
	(iv) NPA Ratios
	(a) Gross NPAs	1250815	1176895	1009773	1250815	1009773	1122416
	(b) Net NPAs	379095	356718	302824	379095	302824	321452
	(c) % of Gross NPAs to Gross Advances	1.38%	1.40%	1.33%	1.38%	1.33%	1.36%
	(d) % of Net NPAs to Net Advances	0.42%	0.43%	0.40%	0.42%	0.40%	0.39%
	(v) Return on assets (average) - not annualized	0.50%	0.46%	0.46%	0.96%	0.90%	1.90%

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

							(₹ in lacs)
		Quarter ended			Half year ended		Year ended 31.03.2019
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018
Particulars		Audited (Refer note 5)	Unaudited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	627540	629192	570578	1256732	1099110	2357648
b)	Retail Banking	2710078	2492929	2170602	5203007	4210661	8922234
c)	Wholesale Banking	1502943	1505961	1339481	3008904	2577386	5456354
d)	Other Banking Operations	434503	442965	363889	877468	691752	1529943
e)	Unallocated	—	66	5278	66	5278	5278
	Total	5275064	5071113	4449828	10346177	8584187	18271457
	Less: Inter Segment Revenue	1899564	1834929	1628313	3734493	3125968	6611665

	Income from Operations	3375500	3236184	2821515	6611684	5458219	11659792

2	Segment Results
a)	Treasury	69521	78153	1368	147674	6413	130576
b)	Retail Banking	402364	306714	301447	709078	615915	1179627
c)	Wholesale Banking	300691	332143	349871	632834	665456	1422412
d)	Other Banking Operations	169931	179647	158682	349578	275920	679153
e)	Unallocated	(42767)	(43299)	(45369)	(86066)	(95867)	(191804)

	Total Profit Before Tax	899740	853358	765999	1753098	1467837	3219964

3	Segment Assets
a)	Treasury	34321814	35599098	34504331	34321814	34504331	34876621
b)	Retail Banking	45996296	44127240	40422879	45996296	40422879	42879092
c)	Wholesale Banking	45845204	40735586	36940961	45845204	36940961	40874972
d)	Other Banking Operations	5504158	5405812	4437850	5504158	4437850	5085471
e)	Unallocated	839726	657549	683764	839726	683764	737915

	Total	132507198	126525285	116989785	132507198	116989785	124454071

4	Segment Liabilities
a)	Treasury	4374217	4383589	8347369	4374217	8347369	6143885
b)	Retail Banking	81524711	76191655	65759009	81524711	65759009	73229496
c)	Wholesale Banking	27977539	27439197	25987903	27977539	25987903	27188713
d)	Other Banking Operations	553999	542429	498533	553999	498533	535706
e)	Unallocated	2500439	2404606	2673763	2500439	2673763	2435639

	Total	116930905	110961476	103266577	116930905	103266577	109533439

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	29947597	31215509	26156962	29947597	26156962	28732736
b)	Retail Banking	(35528415)	(32064415)	(25336130)	(35528415)	(25336130)	(30350404)
c)	Wholesale Banking	17867665	13296389	10953058	17867665	10953058	13686259
d)	Other Banking Operations	4950159	4863383	3939317	4950159	3939317	4549765
e)	Unallocated	(1660713)	(1747057)	(1989999)	(1660713)	(1989999)	(1697724)

	Total	15576293	15563809	13723208	15576293	13723208	14920632

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at September 30, 2019 is given below:

			(₹ in lacs)
Particulars	As at 30.09.2019	As at 30.09.2018	As at 31.03.2019
CAPITAL AND LIABILITIES	Audited	Audited	Audited
Capital	54708	54344	54466
Reserves and Surplus	15521585	13668864	14866166
Deposits	102161494	83336412	92314093
Borrowings	9223621	14271858	11708513
Other Liabilities and Provisions	5545790	5658307	5510833

Total	132507198	116989785	124454071

ASSETS
Cash and Balances with Reserve Bank of India	5578886	5074353	4676362
Balances with Banks and Money at Call and Short notice	1768886	1373281	3458401
Investments	30714795	30008586	29058788
Advances	89698377	75083810	81940122
Fixed Assets	411259	380580	403001
Other Assets	4334995	5069175	4917397

Total	132507198	116989785	124454071

2	Statement of Cashflow as at September 30, 2019 is given below:

			(₹ in lacs)
	Half year ended		Year ended 31-03-2019
	30.09.2019	30.09.2018
Particulars	Audited	Audited	Audited
Cash flows from operating activities:
Profit before income tax	1753098	1467837	3219964

Adjustments for :
Depreciation on fixed assets	61412	51302	114010
Revaluation of investments	(19666)	51164	1524
Amortisation of premia on held to maturity investments	21580	21944	45346
(Profit) / loss on sale of fixed assets	1053	(451)	(643)
Provision / charge for non performing assets	440256	330554	658207
Provision for standard assets and contingencies	102499	21664	115126
Dividend from subsidiaries	(21865)	(12090)	(20444)

	2338367	1931924	4133090

Adjustments for :
(Increase) / decrease in investments	(1658420)	(5862109)	(4886105)
(Increase) / decrease in advances	(8197513)	(9580616)	(16764549)
Increase / (decrease) in deposits	9847400	4459347	13437029
(Increase) / decrease in other assets	658756	(1352934)	(1121593)
Increase / (decrease) in other liabilities and provisions	(69328)	1059522	818303

	2919262	(9344866)	(4383825)

Direct taxes paid (net of refunds)	(641737)	(536882)	(1221643)

Net cash flow from / (used in) operating activities	2277525	(9881748)	(5605468)

Cash flows used in investing activities:
Purchase of fixed assets	(66733)	(69614)	(155180)
Proceeds from sale of fixed assets	901	1048	2124
Dividend from subsidiaries	21865	12090	20444

Net cash flow used in investing activities	(43967)	(56476)	(132612)

Cash flows from financing activities:
Proceeds from issue of share capital, net of issue expenses	113082	2519238	2579044
Redemption of Tier II capital bonds	—	—	(287500)
Increase / (decrease) in other borrowings	(2484892)	1961361	(314484)
Dividend paid during the period (including tax on dividend)	(654031)	(405259)	(405259)

Net cash flow from / (used in) financing activities	(3025841)	4075340	1571801

Effect of exchange fluctuation on translation reserve	5292	19011	9535

Net increase / (decrease) in cash and cash equivalents	(786991)	(5843873)	(4156744)

Cash and cash equivalents as at April 1st	8134763	12291507	12291507
Cash and cash equivalents as at the period end	7347772	6447634	8134763

3

The above financial results have been approved by the Board of Directors at its meeting held on October 19, 2019. The financial results for the quarter and half year ended September 30, 2019 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified. The financial results for the quarter and half year ended September 30, 2018 and the year ended March 31, 2019 were subjected to limited review / audit by another firm of chartered accountants.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2019.

5

The figures for the quarter ended September 30, 2019 are the balancing figures between audited figures in respect of the half year ended September 30, 2019 and the published year to date figures upto June 30, 2019.

6

The shareholders of the Bank, at its Annual General Meeting held on July 12, 2019 approved the sub-division (split) of one equity share of the Bank from face value of ₹2/- each into two equity shares of face value of ₹1/- each. All shares and per share information in the financial results reflect the effect of sub-division (split) retrospectively.

7

During the quarter and half year ended September 30, 2019, the Bank allotted 51,39,352 and 2,41,50,674 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

8

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

9

Other operating expenses include commission paid to sales agents of ₹741.93 crore (previous period : ₹705.44 crore) and ₹1,461.76 crore (previous period : ₹1,442.66 crore) for the quarter and half year ended September 30, 2019 respectively.

10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
11	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai Date : October 19, 2019	Aditya Puri Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2019

							(₹ in lacs)
		Quarter ended			Half year ended		Year ended 31-03-2019
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018
	Particulars	Audited (Refer note 5)	Unaudited	Unaudited	Audited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3001688	2917645	2570274	5919333	4968141	10516075
	a) Interest / discount on advances / bills	2433399	2356050	2030878	4789449	3911886	8373616
	b) Income on Investments	509138	525042	504641	1034180	963586	1992475
	c) Interest on balances with Reserve Bank of India and other inter bank funds	42505	18319	10073	60824	43563	66062
	d) Others	16646	18234	24682	34880	49106	83922
2	Other Income	611408	514800	442175	1126208	844314	1894705
3	TOTAL INCOME (1)+(2)	3613096	3432445	3012449	7045541	5812455	12410780
4	Interest Expended	1555844	1497715	1317524	3053559	2558861	5371269
5	Operating Expenses (i)+(ii)	805233	759813	666056	1565046	1299862	2769476
	i) Employees cost	319479	301745	256206	621224	503019	1045115
	ii) Other operating expenses	485754	458068	409850	943822	796843	1724361
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions and Contingencies)	2361077	2257528	1983580	4618605	3858723	8140745
7	Operating Profit before Provisions and Contingencies (3)-(6)	1252019	1174917	1028869	2426936	1953732	4270035
8	Provisions (Other than tax) and Contingencies	309120	291434	203070	600554	385940	838218
9	Exceptional Items	—	—	—		—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	942899	883483	825799	1826382	1567792	3431817
11	Tax Expense	278019	314403	284089	592422	544069	1187255
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	664880	569080	541710	1233960	1023723	2244562
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	664880	569080	541710	1233960	1023723	2244562
15	Less: Share of Profit / (Loss) of minority shareholders	1077	1474	9469	2551	10647	11318
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	663803	567606	532241	1231409	1013076	2233244
17	Paid up equity share capital (Face Value of ₹1/- each)	54708	54656	54344	54708	54344	54466
18	Reserves excluding revaluation reserves						15312800
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (₹) (Face Value of ₹1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.1	10.4	9.9	22.5	19.2	41.7
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.0	10.3	9.8	22.4	19.0	41.3

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments is as under:

							(₹ in lacs)
		Quarter ended			Half year ended		Year ended 31-03-2019
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018
Particulars		Audited (Refer note 5)	Unaudited	Unaudited	Audited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	627540	629192	570578	1256732	1099110	2357648
b)	Retail Banking	2710078	2492929	2170602	5203007	4210661	8922234
c)	Wholesale Banking	1502943	1505961	1339481	3008904	2577386	5456354
d)	Other banking operations	672099	639226	554825	1311325	1045990	2280931
e)	Unallocated	—	66	5276	66	5276	5278
	Total	5512660	5267374	4640762	10780034	8938423	19022445
	Less: Inter Segment Revenue	1899564	1834929	1628313	3734493	3125968	6611665

	Income from Operations	3613096	3432445	3012449	7045541	5812455	12410780

2	Segment Results
a)	Treasury	69521	78153	1368	147674	6413	130576
b)	Retail Banking	402364	306714	301447	709078	615915	1179627
c)	Wholesale Banking	300691	332143	349871	632834	665456	1422412
d)	Other banking operations	213090	209772	218484	422862	375877	891006
e)	Unallocated	(42767)	(43299)	(45371)	(86066)	(95869)	(191804)

	Total Profit Before Tax and Minority Interest	942899	883483	825799	1826382	1567792	3431817

3	Segment Assets
a)	Treasury	34321814	35599098	34504331	34321814	34504331	34876621
b)	Retail Banking	45996296	44127240	40422879	45996296	40422879	42879092
c)	Wholesale Banking	45845204	40735586	36940961	45845204	36940961	40874972
d)	Other banking operations	10439010	10385483	8652231	10439010	8652231	9911971
e)	Unallocated	839726	657548	683764	839726	683764	737915

	Total	137442050	131504955	121204166	137442050	121204166	129280571

4	Segment Liabilities
a)	Treasury	4374217	4383589	8347369	4374217	8347369	6143885
b)	Retail Banking	81524711	76191655	65759009	81524711	65759009	73229496
c)	Wholesale Banking	27977539	27439197	25987903	27977539	25987903	27188713
d)	Other banking operations	4954546	5018454	4292460	4954546	4292460	4865392
e)	Unallocated	2500439	2404605	2673763	2500439	2673763	2435640

	Total	121331452	115437500	107060504	121331452	107060504	113863126

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	29947597	31215509	26156962	29947597	26156962	28732736
b)	Retail Banking	(35528415)	(32064415)	(25336130)	(35528415)	(25336130)	(30350404)
c)	Wholesale Banking	17867665	13296389	10953058	17867665	10953058	13686259
d)	Other banking operations	5484464	5367029	4359771	5484464	4359771	5046578
e)	Unallocated	(1660713)	(1747057)	(1989999)	(1660713)	(1989999)	(1697724)

	Total	16110598	16067455	14143662	16110598	14143662	15417445

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at September 30, 2019 is given below:

			(₹ in lacs)
Particulars	As at 30-09-2019	As at 30-09-2018	As at 31-03-2019
CAPITAL AND LIABILITIES	Audited	Unaudited	Audited
Capital	54708	54344	54466
Reserves and Surplus	16003637	14044194	15312800
Minority Interest	52253	45124	50179
Deposits	102081657	83289650	92250268
Borrowings	13425949	17853293	15773278
Other Liabilities and Provisions	5823846	5917561	5839580

Total	137442050	121204166	129280571

ASSETS
Cash and balances with Reserve Bank of India	5583264	5078024	4680459
Balances with Banks and Money at Call and Short notice	1826667	1413605	3501305
Investments	30392751	29591997	28691768
Advances	94743996	79556278	86922266
Fixed Assets	429827	400080	421984
Other Assets	4465545	5164182	5062789

Total	137442050	121204166	129280571

2	Consolidated Statement of Cashflow as at September 30, 2019 is given below:

			(₹ in lacs)
	Half year ended		Year ended 31-03-2019
	30.09.2019	30.09.2018
Particulars	Audited	Unaudited	Audited
Cash flows from operating activities
Consolidated profit before income tax	1823831	1557145	3420499

Adjustment for:
Depreciation on fixed assets	65287	54720	122067
Revaluation of investments	(19666)	51164	1524
Amortisation of premia on held to maturity investments	21580	21944	45346
(Profit) / loss on sale of fixed assets	1049	(419)	(621)
Provision / charge for non performing assets	512750	370065	742338
Provision for standard assets and contingencies	103338	23161	118525

	2508169	2077780	4449678

Adjustments for :
(Increase) / decrease in investments (excluding investments in subsidiaries)	(1703396)	(5819451)	(4893017)
(Increase) / decrease in advances	(8333481)	(9922520)	(17660750)
Increase / (decrease) in deposits	9831389	4452135	13412754
(Increase) / decrease in other assets	620261	(1389222)	(1224499)
Increase / (decrease) in other liabilities and provisions	(120862)	1052374	878511

	2802080	(9548904)	(5037323)

Direct taxes paid (net of refunds)	(619171)	(543614)	(1249831)

Net cash flow from / (used in) operating activities	2182909	(10092518)	(6287154)

Cash flows used in investing activities:
Purchase of fixed assets	(70093)	(72080)	(162061)
Proceeds from sale of fixed assets	938	1071	2220

Net cash flow used in investing activities	(69155)	(71009)	(159841)

Cash flows from financing activities:
Increase in minority interest	2073	9491	14546
Proceeds from issue of share capital, net of issue expenses	113082	2519236	2579043
Increase / (decrease) in other borrowings	(2388829)	2209085	326568
Proceeds from issue of Tier I and Tier II capital bonds	41500	—	90000
Redemption of Tier II capital bonds	—	—	(287500)
Dividend paid during the period (including tax on dividend)	(658705)	(407824)	(409589)

Net cash flow from / (used in) financing activities	(2890879)	4329988	2313068

Effect of exchange fluctuation on translation reserve	5292	19012	9535

Net increase / (decrease) in cash and cash equivalents	(771833)	(5814527)	(4124392)

Cash and cash equivalents as at April 1st	8181764	12306156	12306156
Cash and cash equivalents as at the period end	7409931	6491629	8181764

3

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on October 19, 2019. The financial results for the quarter and half year ended September 30, 2019 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified. These results include financial results of the subsidiaries which have been subjected to a “Limited Review” by their statutory auditors, and the report thereon is unmodified. The financial results for the year ended March 31, 2019 were audited by another firm of chartered accountants.

4

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2019.

5

The figures for the quarter ended September 30, 2019 are the balancing figures between audited figures in respect of the half year ended September 30, 2019 and the published year to date figures upto June 30, 2019. The financial results for the quarter and half year ended September 30, 2018 are not reviewed / audited by the statutory auditors.

6

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

7	Figures of the previous year have been regrouped / reclassified wherever necessary to conform to current year classification.
8	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai Date : October 19, 2019	Aditya Puri Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2019

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2019, at their meeting held in Mumbai on Saturday, October 19, 2019. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2019

The Bank’s total income for the quarter ended September 30, 2019 at ₹33,755.0 crore grew by 19.6% from ₹28,215.2 crore for the quarter ended September 30, 2018. Net revenues (net interest income plus other income) increased by 21.1% to ₹19,103.8 crore for the quarter ended September 30, 2019 from ₹15,779.0 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2019 grew to ₹13,515.0 crore from ₹11,763.4 crore for the quarter ended September 30, 2018, driven by average asset growth of 15.0% and a core net interest margin for the quarter of 4.2%.

Other income (non-interest revenue) at ₹5,588.7 crore was 29.3% of the net revenues for the quarter ended September 30, 2019 and grew by 39.2% over ₹4,015.6 crore in the corresponding quarter ended September 30, 2018. The four components of other income for the quarter ended September 30, 2019 were fees & commissions of ₹4,054.5 crore (₹3,295.6 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹551.7 crore (₹419.8 crore for the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹480.7 crore (loss of ₹32.8 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹502.0 crore (₹333.0 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended September 30, 2019 were ₹7,405.7 crore, an increase of 17.6% over ₹6,299.1 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 38.8% as against 39.9% for the corresponding quarter ended September 30, 2018.

Pre-provision Operating Profit (PPOP) at ₹11,698.1 crore grew by 23.4% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended September 30, 2019 were ₹2,700.7 crore (consisting of specific loan loss provisions of ₹2,038.0 crore and general provisions and other provisions of ₹662.7 crore) as against ₹1,820.0 crore (consisting of specific loan loss provisions of ₹1,572.5 crore and general provisions and other provisions of ₹247.5 crore) for the quarter ended September 30, 2018. Core Profit before tax (PPOP less specific loan loss provisions) for the quarter ended September 30, 2019 was up 22.2%. After providing for general and other provisions, the PBT for the quarter ended September 30, 2019 grew to ₹8,997.4 crore.

After providing ₹2,652.4 crore for taxation, the Bank earned a net profit of ₹6,345.0 crore, an increase of 26.8% over the quarter ended September 30, 2018.

Balance Sheet: As of September 30, 2019

Total balance sheet size as of September 30, 2019 was ₹1,325,072 crore as against ₹1,169,898 crore as of September 30, 2018.

Total deposits as of September 30, 2019 were ₹1,021,615 crore, an increase of 22.6% over September 30, 2018. CASA deposits grew by 14.7% with savings account deposits at ₹264,445 crore and current account deposits at ₹136,791 crore. Time deposits were at ₹620,380 crore, an increase of 28.3% over the previous year, resulting in CASA deposits comprising 39.3% of total deposits as of September 30, 2019. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 133%, well above the regulatory requirement.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Total advances as of September 30, 2019 were ₹896,984 crore, an increase of 19.5% over September 30, 2018. Domestic advances grew by 20.7% over September 30, 2018. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 14.7% and domestic wholesale loans grew by 27.9%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 52:48. Overseas advances constituted 3% of total advances.

Half Year ended September 30, 2019

For the half year ended September 30, 2019, the Bank earned a total income of ₹66,116.8 crore as against ₹54,582.2 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2019 were ₹37,368.3 crore, as against ₹30,410.6 crore for the half year ended September 30, 2018. Net profit for the half year ended September 30, 2019 was ₹11,913.2 crore, up by 24.0% over the corresponding half year ended September 30, 2018.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 17.5% as on September 30, 2019 (17.1% as on September 30, 2018) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 16.2% as of September 30, 2019 compared to 15.6% as of September 30, 2018. Common Equity Tier 1 Capital ratio was at 15.3% as of September 30, 2019. Risk-weighted Assets were at ₹963,321 crore (as against ₹886,489 crore as at September 30, 2018).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

NETWORK

As of September 30, 2019, the Bank’s distribution network was at 5,314 banking outlets and 13,514 ATMs across 2,768 cities / towns as against 4,825 banking outlets and 13,018 ATMs across 2,718 cities / towns as of September 30, 2018. Of the total banking outlets, 52% are in semi-urban and rural areas. Number of employees were at 111,208 as of September 30, 2019 (as against 94,907 as of September 30, 2018).

ASSET QUALITY

Gross non-performing assets were at 1.38% of gross advances as on September 30, 2019, (1.2% excluding NPAs in the agricultural segment) as against 1.40% as on June 30, 2019 (1.2% excluding NPAs in the agricultural segment) and 1.33% as on September 30, 2018 (1.1% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.4% of net advances as on September 30, 2019. The Bank held floating provisions of ₹1,451 crore as on September 30, 2019. Total provisions (comprising specific provisions, general provisions and floating provisions) were 114% of the gross non-performing loans as on September 30, 2019.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Indian GAAP.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on September 30, 2019, the Bank held 97.3% stake in HSL.

For the quarter ended September 30, 2019, HSL’s total income was ₹189.3 crore as against ₹199.5 crore for the quarter ended September 30, 2018. Profit after tax for the quarter was ₹91.0 crore, as against ₹82.9 crore in the previous quarter.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For the half year ended September 30, 2019, HSL’s total income was ₹378.6 crore as against ₹393.0 crore for the half year ended September 30, 2018. Profit after tax for the half year was ₹164.7 crore, as against ₹163.4 crore for the half year ended September 30, 2018.

As on September 30, 2019 HSL had 262 branches across 161 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-bank finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on September 30, 2019, the Bank held 95.5% stake in HDBFSL.

As on September 30, 2019, HDBFSL’s balance sheet size was at ₹58,454 crore. The total loan book grew by 16.1% to ₹55,759 crore as on September 30, 2019 as against ₹48,014 crore as of September 30, 2018.

For the quarter ended September 30, 2019, HDBFSL’s net interest income grew by 24.8% to ₹971.1 crore as against ₹777.8 crore in the previous quarter. Profit after tax for the quarter ended September 30, 2019 was ₹213.0 crore compared to ₹246.3 crore in the previous quarter.

For the half year ended September 30, 2019, HDBFSL’s net interest income grew by 22.5% to ₹1,911.2 crore as against ₹1,560.2 crore in the previous half year. Profit after tax for the half year ended September 30, 2019 was ₹478.5 crore compared to ₹505.3 crore in the previous half year.

Gross non-performing loans were at 3.4% of gross loans. HDBFSL adopted certain best practices on NPA recognition. Adjusting for the same, gross non-performing loans would have been 2.6% as at September 30, 2019, as against 2.3% as at June 30, 2019, and 2.1% as at September 30, 2018.

Net non-performing loans were at 2.5% of net loans as on September 30, 2019. Total CAR was at 18.2% with Tier-I CAR at 13.3%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

As on September 30, 2019, HDBFSL had 1,436 branches across 1,043 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended September 30, 2019 was ₹6,638 crore, up 24.7%, over the quarter ended September 30, 2018. Consolidated advances grew by 19.1% from ₹795,563 crore as on September 30, 2018 to ₹947,440 crore as on September 30, 2019.

The consolidated net profit for the half year ended September 30, 2019 was ₹12,314 crore, up 21.6%, over the half year ended September 30, 2018.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

Mobile: +91 9819628910

ajit.shetty@hdfcbank.com